Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-271087

POLEN CREDIT OPPORTUNITIES FUND

SUPPLEMENT DATED SEPTEMBER 18, 2026

TO THE PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION

DATED SEPTEMBER 1, 2026

This supplement (“Supplement”) contains information that amends, supplements or modifies certain information contained in the accompanying prospectus of Polen Credit Opportunities Fund (the “Fund”), dated September 1, 2026 (as amended and supplemented to date, the “Prospectus”) and statement of additional information of the Fund, dated September 1, 2026 (as amended and supplemented to date, the “Statement of Additional Information”). This Supplement is part of and should be read in conjunction with the Prospectus and Statement of Additional Information. The Prospectus and Statement of Additional Information have been filed with the U.S. Securities and Exchange Commission and are available free of charge at www.sec.gov or by calling 1-833-996-2518. Unless otherwise indicated, all other information included in the Prospectus and Statement of Additional Information, or any previous supplements thereto, that is not inconsistent with the information set forth in this Supplement remains unchanged. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus or Statement of Additional Information, as the context may require.

After almost three years of operations, Polen Capital Credit, LLC, the Fund’s investment adviser (the “Adviser”), has determined that the Fund has not reached the desired level of assets, and the operation of the Fund as a registered investment company under the Investment Company Act of 1940, as amended (the “1940 Act”) is no longer sustainable given the size of the Fund and the regulatory requirements and expenses associated with complying with the 1940 Act. As such, the Adviser recommended that the Board of Trustees (the “Board”) consider deregistration of the Fund under the 1940 Act (the “Deregistration”), after which the Fund would continue operations as a private investment fund excluded from regulation under the 1940 Act pursuant to Section 3(c)(1) of the 1940 Act. As a private fund, the Fund is anticipated to cease its periodic repurchase program and begin an orderly wind down of investment operations, which may take an extended period of time. At a meeting held on September 17, 2026, the Board considered the Adviser’s proposal and determined that Deregistration of the Fund was in the best interests of the Fund and its shareholders and approved the Deregistration.

Following the Deregistration, the Fund will no longer be subject to the provisions of the 1940 Act and the rules thereunder that currently apply to the Fund as a registered investment company, including, without limitation, requirements relating to board composition, affiliated transactions, custody of assets, pricing, liquidity, record keeping, reporting, and disclosure. Investors will lose the protections afforded by the 1940 Act upon the Deregistration becoming effective.

After the Deregistration, the Fund intends to be treated as a partnership for U.S. federal income tax purposes. The Fund generally will not pay U.S. federal income taxes, but each partner in the Fund (a “Partner”) will be required to report its distributive share (whether or not distributed) of the income, gains, losses, deductions and credits of the Fund for U.S. federal income tax purposes (which may include the income and other tax items of any entity in which the Fund invests). The Fund may withhold and pay over U.S. federal and state withholding taxes to applicable taxing authorities. It is possible that the Partners could incur income tax liabilities without receiving from the Fund sufficient distributions to pay such tax liabilities and each Partner should be prepared to satisfy any such tax liabilities with cash from sources other than the Fund. Each Partner is advised to consult its tax advisor as to the U.S. federal income tax consequences of holding an investment in the Fund and as to applicable U.S. state and local and non-U.S. tax considerations.

In connection with the Deregistration, and in acknowledgement of the change to the Fund’s business, the Board, at the meeting held on September 17, 2026, approved, pursuant to Rule 23c-3(c), the initiation of a discretionary offer to repurchase the Fund’s Institutional Class common shares of beneficial interest (the “Shares”) in an amount of up to 40% of the aggregate number of Shares issued and outstanding as of October 30, 2026 (the “Discretionary Repurchase Offer”). The Discretionary Repurchase Offer is anticipated to commence on October 1, 2026. Repurchases will be made at a price equal to the net asset value (“NAV”) of the Shares as of the close of regular trading on the New York Stock Exchange (ordinarily 4:00 p.m. Eastern time) on the date the NAV of the Shares offered for repurchase is determined, upon the terms and conditions set forth in the Repurchase Offer Statement, and in accordance with the Prospectus and Statement of Additional Information. The Discretionary Repurchase Offer is in addition to the Fund’s regular quarterly offer to repurchase up to 5% of the Fund’s Shares, which is currently pending and will remain open until October 1, 2026.

Shareholders should read the Repurchase Offer Statement when it is available because it contains important information. When available, shareholders may obtain repurchase offer materials free of charge on the Securities and Exchange Commission’s website, at www.sec.gov, at the Fund’s website, https://www.polencapital.com/strategies/credit-opportunities-fund, or by calling 1-833-996-2518.

Effective immediately, the Fund has suspended the offering of its common shares of beneficial interest. The Fund has no intention of reopening its offering.

Please retain this Supplement with your Prospectus and Statement of Additional Information.